# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eve Holding, Inc., CIK 0001823652
CUSIP: 29970N104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1400 GENERAL AVIATION DRIVE, MELBOURNE, Florida (FL), 32935
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0001292814-24-003390
Filed by CIK 0001355444
Persons authorized to receive notices and communications: Thomas W. Greenberg, One Manhattan West, New York, New York (NY), 10001, 1-212-7357886; Thalita Alfano Sulas Grandis, Av. Dra. Ruth Cardoso, 8501, 30th floor, Sao Paulo, Brazil (D5), 05425-070, (55) 11 3040 6874

## Reporting persons
- Embraer Aircraft Holding, Inc. (CIK 0001926968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 246,399,589; sole dispositive power 0; shared dispositive power 246,399,589; aggregate amount beneficially owned 246,399,589 (81.9% of the class)
- EMBRAER S.A. (CIK 0001355444): type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 246,399,589; sole dispositive power 0; shared dispositive power 246,399,589; aggregate amount beneficially owned 246,399,589 (81.9% of the class)
  Comment: This Amendment No. 3 amends and supplements the original Schedule 13D originally filed on May 19, 2022 by Embraer Aircraft Holding, Inc. ("EAH") and Embraer SA ("Embraer") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Eve Holding, Inc. (the "Issuer"), as amended by Amendment No. 1 and Amendment No. 2 (the "Schedule 13D"). Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Eve Holding, Inc.
Address of issuer's principal executive offices: 1400 GENERAL AVIATION DRIVE, MELBOURNE, Florida (FL), 32935

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented as follows: As discussed in item 4 below, EAH has agreed to purchase 4,123,711 shares of Common Stock from the Issuer at a purchase price of $4.85 per share, for an aggregate purchase price of $19,999,998.35. EAH expects to obtain the funds for the purchase of these shares from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:
On August 13, 2025, EAH entered into a subscription agreement (the "Subscription Agreement") with the Issuer, pursuant to which, among other things, EAH agreed to subscribe for and purchase from the Issuer 4,123,711 shares of Common Stock for a purchase price per share of Common Stock of $4.85 and an aggregate purchase price of $19,999,998.35, on the terms and subject to the conditions set forth in the Subscription Agreement.
The consummation of the purchase of the shares from the Issuer is subject to certain customary conditions, including the receipt of approval or consent of a majority of the issued and outstanding shares of Common Stock. EAH, in its capacity as a majority stockholder of the Issuer, provided such written consent on August 13, 2025. Consummation of the purchase by EAH is expected to occur following the passage of 20 business days following the mailing by the Issuer of an information statement on Schedule 14C with respect to the issuance of securities to EAH.
On August 13, 2025, EAH also entered into a letter agreement with the Issuer and BNDES Participacoes S.A. - BNDESPAR ("BNDESPAR"). Concurrently with the execution of the Subscription Agreement by EAH, BNDESPAR has agreed to purchase Common Stock from the Issuer in the form of Brazilian Depositary Receipts ("BDRs"). As a result, EAH and the Issuer have agreed to grant to BNDESPAR certain additional rights in connection with its agreement to purchase BDRs. Accordingly, subject to certain exceptions and so long as BNDESPAR beneficially owns Common Stock (including in the form of BDRs) equal to 2% or more of the issued and outstanding shares of Common Stock, it shall have: (i) the right to designate for nomination one Class I director, who shall satisfy the Issuer's qualification and compliance standards, from August 15, 2025 and until the end of the three-year term of directors appointed at the annual meeting of stockholders to be held in 2026; (ii) tag-along rights with respect to any sale of shares of Common Stock by EAH representing (x) more than 10% of the then issued and outstanding shares of Common Stock or (y) any number of shares of Common Stock the sale of which would result in EAH ceasing to be the largest beneficial owner of the then issued and outstanding shares of Common Stock; and (iii) the right to purchase, on a pro rata basis, such number of equity securities in any new issuance of equity securities for cash as would be necessary for it to maintain its then-current percentage ownership of shares of Common Stock, on a fully diluted basis, on the same terms and conditions as offered to other investors in such new issuance, provided that EAH remains the largest beneficial owner of the then issued and outstanding shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Attached hereto as Exhibit No.1.
Number of shares as to which each person has sole or shared power to vote or dispose: Attached hereto as Exhibit No.1.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has, and to the Reporting Persons' knowledge, none of the Covered Persons has, effected any transactions in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 is incorporated by reference herein for each Reporting Person.

## Signatures
- Embraer Aircraft Holding, Inc.: Gary Kretz, Officer (08/15/2025)
- Embraer Aircraft Holding, Inc.: Michael Klevens, Officer (08/15/2025)
- EMBRAER S.A.: Antonio Carlos Garcia, Executive Vice President & CFO (08/15/2025)
- EMBRAER S.A.: Thalita Alfano Sulas Grandis, General Counsel (08/15/2025)